Exhibit 99.1

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHQ, AMEX: CHQ)

MAY 14, 2007

CHALLENGER ENERGY CORP. ANNOUNCES KAN TAN IV SEMI-SUBMERSIBLE

DRILLING RIG IS LAUNCHED OUT OF BROWNSVILLE HARBOUR TO TRINIDAD

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” – TSX Venture Exchange: CHQ) of Calgary, Alberta, Canada announced today that Canadian Superior Energy Inc. (“Canadian Superior”, AMEX, TSX : SNG), the operator of a three well back-to-back drilling program on Block 5(c) offshore Trinidad and Tobago, has launched the Kan Tan IV semi-submersible drilling rig on its way to Trinidad. The towing of the Kan Tan IV from Brownsville to Trinidad will take approximately three weeks with the drilling program to commence shortly thereafter. Therefore Challenger is poised to commence drilling of its first exploration well in this three well program in Trinidad and Tobago with Canadian Superior.

Maersk Contractors, a division of A.P. Moller - Maersk A/S (“Maersk”) headquartered in Copenhagen, Denmark (OMX:MAERSK B) is the drilling rig manager for the Kan Tan IV that is owned by SINOPEC of Beijing, China (NYSE:SNP). Over the past several months, the Kan Tan IV semi-submersible drilling rig has undergone an extensive refit in Brownsville, Texas and will commence drilling on Canadian Superior’s “Intrepid” Block 5(c) on its “Victory” Prospect in June. The Kan Tan IV has been contracted to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects named, “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad. The wells will evaluate undiscovered natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic evaluated and interpreted by Canadian Superior over its “Intrepid” Block 5(c).

The Kan Tan IV will first be towed directly to the port of Chaguaramas in Trinidad to load supplies and finalize drilling preparations; and, will then be moved to the first drilling location, on the “Victory” Prospect. The tow should take about 20 days to complete and it is expected that the in-port stay will be approximately 2 weeks, allowing an estimated spud of the first well in mid to late June. Each of the three wells in this drilling program are planned to take about 80 - 100 days to drill and fully evaluate with firm results expected for the 1st well towards the end of September.

Challenger views that Trinidad is a very attractive basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in close proximity to Canadian Superior’s land holdings and prospects. Natural gas from Trinidad easily accesses the world’s largest natural gas markets and supplies approximately 80% of the United States’ Liquefied Natural Gas (LNG) which is very important to the North American natural gas supply.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the

Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.

Calgary, Alberta

Attn: Investor Relations

Phone: (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.